EXHIBIT 3.1

CSCL/CD 518 (Rev. 07/25)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU
Date Received	(FOR BUREAU USE ONLY) AC1 This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name

Brian J. Roney

Address

3001 West Big Beaver Road, Suite 319

City State ZIP Code

Troy MI 48084

Document will be returned to the name and address you enter above. If left blank, document will be returned to the registered office.

CERTIFICATE OF CORRECTION

For use by Corporations and Limited Liability Companies

(Please read information and instructions on last page)

Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations), Act 162, Public Acts of 1982 (nonprofit corporations), or Act 23, Public Acts of 1993 (limited liability companies), the undersigned corporation or limited liability company executes the following certificate:

1.
The name of the corporation or limited liability company is:
Presurance Holdings, Inc.

2. The identification number assigned by the Bureau is:	800722912

Michigan

3.
The corporation or limited liability company is formed under the laws of the State of
4.
That a Certificate of Amendment

(Title of Document Being Corrected)

was filed by the Bureau on February 27, 2025 and that said document requires correction.

5.
Describe the inaccuracy or defect contained in the above name document.

Section 3.03 was stated in error.

Section 5.01 was stated in error.

6.
The document is corrected as follows:
See attached.
7.
This document is hereby executed in the same manner as the Act requires the document being corrected to be executed.

Signed this 26th day of February , 2026

By /s/ Brian J. Roney

(Signature)

Brian J. Roney, Chief Executive Officer

(Type or Print Name and Title)

Section 3.03 should be revised to state as follows:

3.03 Series B Dividend Rate. The “Series B Dividend Rate” shall mean an annualized rate equal to the prime rate of Waterford Bank, N.A. (“Waterford Bank”) on the date that is 30 days prior to the applicable Dividend Payment Date plus 600 basis points, provided, however, that if the Series B Dividend Rate shall ever be less than the Floor, then the Series B Dividend Rate shall be deemed to be the Floor.

Section 5.01 should be revised to state as follows:

5.01 Optional Redemption. The Corporation shall solely have the right on or after the Initial Issue Date and up to the Maturity Date, to redeem, at its option, in whole or in part, the Series B Preferred Shares (the “Optional Redemption”). Any such Optional Redemption shall be effected only out of funds legally available for such purpose. The Corporation may undertake multiple partial redemptions. Any redemption of the Series B Preferred Shares shall occur on a date set by the Corporation, subject to limitations contained in the first sentence of this Section 5.01 (the “Optional Redemption Date”), at an amount per share equal to the Series B Issue Price. The Series B Preferred Shares may be redeemed pro rata (unless otherwise agreed upon in writing by each Holder of Series B Preferred Shares), pursuant to Section 5.07.